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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*
                                             ---

                            StarSight Telecast, Inc.
                          -----------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                   85568E 10 4
                                ----------------
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
               1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319
                                 (404) 843-5564
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 1996
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP NO.         85568E 10 4                                                                        PAGE 2 of 7
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
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF
                      ABOVE PERSON                                                  Anne Cox Chambers
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2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) _____
                                                                                    Not Applicable            (b) _____
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3                     SEC USE ONLY
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4                     SOURCE OF FUNDS*                                              Not Applicable
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5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) OR 2(e)_____                                       Not Applicable
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6                     CITIZENSHIP OR PLACE OF ORGANIZATION                          U.S.A.
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          NUMBER OF        7         SOLE VOTING POWER
           SHARES                                                                   2,166,647
        BENEFICIALLY       -----------------------------------------------------------------------------------------------------
          OWNED BY         8         SHARED VOTING POWER
            EACH           -----------------------------------------------------------------------------------------------------
          REPORTING        9         SOLE DISPOSITIVE POWER
           PERSON                                                                   2,166,647
            WITH           -----------------------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
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11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                    2,166,647
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12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                     _____                                          Not Applicable
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13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                    Approximately 8.5%
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14                    TYPE OF REPORTING PERSON*                                     OO (Trustee, See Item 5)
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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Amendment No. 1 to Schedule 13D                                     Page 3 of 7
Anne Cox Chambers
StarSight Telecast, Inc.


                  This Amendment No. 1 to Schedule 13D is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). This Amendment No. 1 to Schedule 13D amends the original statement on Schedule 13D filed with the Securities and Exchange Commission (the "COMMISSION") on February 14, 1996 (the "ORIGINAL
SCHEDULE 13D").

ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 1 to Schedule 13D relates to the Common Stock, no par value (the "COMMON STOCK"), of StarSight Telecast, Inc., a California corporation (the "COMPANY" or "STARSIGHT"). The Company's principal executive offices are located at 39650 Liberty Street, Fremont, California 94538.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) The person filing this Amendment No. 1 to Schedule 13D is Anne Cox Chambers. A joint amended statement on Schedule 13D is being filed separately for Cox Communications Holdings, Inc. ("CCHI"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI") and Cox Enterprises, Inc. ("CEI", and together with CCHI, CCI and CHI, collectively, the "COX CORPORATIONS"). Barbara Cox Anthony, who shares control with Mrs. Chambers over the Cox Corporations, is also filing a separate amended statement on Schedule 13D. (See Item 5(a)).

                  (b) The principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

                  (c) The present principal employment of Mrs. Chambers is Director and Vice President of Cox Enterprises, Inc.

                  (d) During the last five years, Mrs. Chambers has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mrs. Chambers has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations



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Amendment No. 1 to Schedule 13D                                     Page 4 of 7
Anne Cox Chambers
StarSight Telecast, Inc.


of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mrs. Chambers is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  See Item 4 for the purpose of the filing of this Amendment No. 1 to Schedule 13D.

                  On June 18, 1993, CHI acquired 1,334,000 shares of Series F Preferred Stock, no par value (the "SERIES F PREFERRED STOCK"), of the Company at a purchase price of $5.00 per share pursuant to a Series F Preferred Stock and Warrant Purchase Agreement, dated January 29, 1993, between InSight Telecast, Inc. (the former name of the Company) and CHI (the "PURCHASE AGREEMENT"). In connection with CHI's acquisition of the Series F Preferred Stock, the Company issued two warrants to CHI providing for the purchase of additional shares of preferred stock of the Company as described below (the "COX WARRANTS"). The purchase price for the Series F Preferred Stock and the Cox Warrants was $10,005,000 and was paid out of CHI's available working capital.

                  In July 1993, the Company completed an initial public offering of its Common Stock. In connection with the public offering, the Series F Preferred Stock owned by CHI was automatically converted into an aggregate of 1,334,000 shares of Common Stock. As a result of the public offering, the Cox Warrants became exercisable for an aggregate of 667,000 shares of Common Stock. Neither the shares of Series F Preferred Stock nor the shares of Common Stock into which the Series F Preferred Stock were converted have been registered under the Securities Act of 1933, as amended, and such shares of Common Stock are deemed to be "restricted securities" for purposes of such Act.

                  In February 1995, The Times Mirror Company, a Delaware corporation ("TIMES MIRROR"), merged with and into CCI (the "MERGER"), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 5, 1994, as amended, by and among Times Mirror, New TMC, Inc., CCI and CEI. Upon consummation of the Merger on February 1, 1995, CCI acquired Times Mirror's interest in the Company which was 772,301 shares of Common Stock of the Company and two warrants to purchase an aggregate of 289,334 shares of Common Stock of the Company (the "TM WARRANTS").



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Amendment No. 1 to Schedule 13D                                     Page 5 of 7
Anne Cox Chambers
StarSight Telecast, Inc.


                  On November 20, 1995, CCI acquired 60,346 shares of Common Stock at a purchase price of $7.50 per share, for a total purchase price of $452,595, pursuant to a Purchase Agreement, dated as of November 20, 1995 (the "NOVEMBER AGREEMENT"), between the Company and CCI. The source of funds for this purchase was CCI's available working capital.

                  CCHI is the record owner of all of the shares of StarSight Common Stock which may be deemed to be beneficially owned by each of the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony.

ITEM 4.  PURPOSE OF TRANSACTION.

                  This Amendment No. 1 to Schedule 13D is being filed to report Mrs. Chambers' decrease in beneficial ownership of Common Stock of the Company. This decrease in beneficial ownership is attributable to the expiration of the Cox Warrants and the TM Warrants on June 1, 1996, which resulted in a decrease in beneficial ownership of 956,334 shares of Common Stock, and the sale by the Company of additional shares of its Common Stock.

                  Mrs. Chambers indirectly beneficially owns shares of Common Stock of the Company for investment purposes.

                  Mrs. Chambers does not have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Mrs. Chambers may be deemed to be the indirect beneficial owner of 2,166,647 shares of Common Stock, which represents approximately 8.5% of the outstanding shares of Common Stock.

                  The above shares are directly beneficially owned by CCHI, which is a wholly owned subsidiary of CCI, which is controlled by CHI, which in turn is wholly owned by CEI. As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Anne Cox Chambers exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. As a trustee of the Anne Cox Chambers



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Amendment No. 1 to Schedule 13D                                     Page 6 of 7
Anne Cox Chambers
StarSight Telecast, Inc.


Atlanta Trust and of the Dayton Cox Trust A, Barbara Cox Anthony exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. Thus, Mrs. Chambers and Mrs. Anthony together ultimately control the Cox Corporations and thus, in addition to CCHI, CCI, CHI and CEI, may be deemed to exercise beneficial ownership over the shares reported herein.

                  (b) The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony may be deemed to have the power to vote and to dispose of 2,166,647 shares of Common Stock.

                  Neither the filing of this report nor any of its contents shall be deemed to constitute an admission that Anne Cox Chambers is the beneficial owner of any of the Company's Common Stock reported herein for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

                  (c) No transactions in the Common Stock were effected by Mrs. Chambers during the past sixty days in open-market transactions.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock referred to in paragraph (b) above.

                  (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  None.





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Amendment No. 1 to Schedule 13D                                     Page 7 of 7
Anne Cox Chambers
StarSight Telecast, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          ANNE COX CHAMBERS


    January 21, 1997                      By: /s/ ANNE COX CHAMBERS
--------------------------                   ----------------------------------
          Date                               Anne Cox Chambers